1275 Pennsylvania Ave., NW Washington, DC 20004-2415 202.383.0100 Fax 202.637.3593 www.sutherland.com	ATLANTA AUSTIN HOUSTON NEW YORK WASHINGTON DC

JAMES M. CAIN
DIRECT LINE: 202.383.0180
E-mail: james.cain@sutherland.com

December 24, 2009

Via Messenger and edgar submission

Karen J. Garnett, Esq.
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	United States Gasoline Fund, LP Registration Statement on Form S-1 Filed October 28, 2009 Registration No. 333-162717

Dear Ms. Garnett:

On behalf of the United States Gasoline Fund, LP  (the “Registrant”), enclosed for your convenience is a courtesy copy of Pre-Effective Amendment No. 1 (the “Amendment”) to the above-captioned Registration Statement on Form S-1.  The Amendment was filed with the Commission on December 24, 2009.  The enclosed copy has been marked to show changes from the initial filing of the Registration Statement.  In the Amendment, the Registrant has made changes in response to your comments, updated certain information, and made certain other stylistic and formatting changes.

Also, we are providing the Registrant’s responses to your comment letter, dated November 13, 2009 in response to the filing of the Registration Statement.

General

1.
As you know, we are reviewing your Form 10-K for the fiscal year ended December 31, 2008 and have issued comments in connection with that review.  In addition, we note that your registration statement incorporates your Form 10-K by reference.  Please confirm that you will amend the S-1 as appropriate to reflect your responses to any comments we may issue on the Form 10-K.  We will not be in a position to declare your registration statement effective until we have resolved all comments on the Form 10-K.

Karen J. Garnett, Esq.
December 24, 2009

Response:  The Registrant acknowledges that the Staff has issued a comment letter to its Form 10-K for the year ended December 31, 2008 on September 29, 2009 to which the Registrant filed a response letter on October 20, 2009.  Subsequently, the Staff issued a comment letter on November 23, 2009 requesting additional disclosure in future filings with the Commission.  The Registrant submitted a response on December 18, 2009, indicating it will comply with this request.  In connection with its review of the Registrant’s Form 10-K for the year ended December 31, 2008, the Staff did not raise any comments requiring an amendment to the Form 10-K.  As such, the Registrant expects that its response letter dated December 18, 2009 will resolve all outstanding issues in connection with the review of the Form 10-K.

*                      *                       *

We hope that you will find these responses satisfactory.  If you have questions or further comments regarding this Amendment, please call the undersigned at 202.383.0180.

Sincerely,

/s/ James M. Cain

James M. Cain
Enclosure

cc:	Nicholas D. Gerber W. Thomas Conner, Esq.